Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, NY 10119-4015

January 24, 2014

VIA ELECTRONIC TRANSMISSION
ON EDGAR AS A CORRESPONDENCE FILE

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Jennifer Gowetski, Senior Counsel
Division of Corporate Finance

Re:	Lexington Realty Trust Registration Statement on Form S‑4 Filed November 12, 2013, Amendment No.1 filed January 9, 2014 File No. 333-192283 (the “Registration Statement”)

Ladies and Gentlemen:
In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Lexington Realty Trust (the “Company”) hereby requests that the effectiveness of the Registration Statement be accelerated so that such Registration Statement will become effective on January 28, 2014 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.
In connection with this request for acceleration, the Company hereby acknowledges that:

•
should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Division of Corporation Finance
U.S. Securities & Exchange Commission
January 24, 2014

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities covered by the Registration Statement.
It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform the undersigned by telephone at (212) 692-7215. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to the undersigned via email at pcarroll@lxp.com.

Very truly yours,

LEXINGTON REALTY TRUST

By:	/s/ Patrick Carroll
	Name:	Patrick Carroll
	Title:	Executive Vice President & Chief Financial Officer